Exhibit 99.1

Li Auto Inc. August 2023 Delivery Update

September 1, 2023

BEIJING, China, September 01, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 34,914 vehicles in August 2023, up 663.8% year over year, with monthly deliveries for each of the three Li L series models exceeding 10,000 vehicles. The cumulative deliveries of Li Auto vehicles in 2023 reached 208,165 as of the end of August.

“As increasing family users recognize and trust our products, we delivered robust performance in August, with monthly deliveries for each of Li L7, Li L8, and Li L9 surpassing 10,000 vehicles,” commented Xiang Li, chairman and chief executive officer of Li Auto. “Specifically, Li L9 has remained a top seller in the full-size SUV segment for twelve consecutive months, achieving over 100,000 cumulative deliveries since the first Li L9 rolled off the production line in August 2022, while Li L7 and Li L8 consistently ranked first and second, respectively, in the large SUV sales chart. The popularity of these three Li L series models has solidified our sales leadership position in both China’s NEV and premium vehicle markets. From January to August this year, we captured an over 30% market share in the RMB300,000 and higher NEV market in China, winning the premium NEV sales champion title. Furthermore, we have held the top sales spot among high-end ICE and new energy SUVs priced above RMB300,000 in China for five straight months since April this year. Lastly, during our press briefing at the Chengdu Motor Show 2023, we officially announced the launch and delivery time for our technology-empowered flagship model for families, Li MEGA, which we believe will help us accomplish our goal of making Li Auto China’s best-selling premium auto brand in 2024.”

As of August 31, 2023, the Company had 346 retail stores in 130 cities, as well as 324 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com